Exhibit 99.1

Chifeng Jilong Gold to Acquire Golden Star in an All-Cash Offer Valued at US$470 Million

TORONTO, Nov. 1, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") and Chifeng Jilong Gold Mining Co., Ltd. (SHSE: 600988) ("Chifeng") are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Chifeng has agreed to acquire all of the issued and outstanding common shares of Golden Star ("Golden Star Shares") by way of a statutory plan of arrangement ("Plan of Arrangement") under the Canada Business Corporations Act (the "Transaction"). The Transaction will be consummated through Chifeng's majority-controlled subsidiary, Chijin International (Hong Kong) Limited (the "Purchaser").

HIGHLIGHTS:

  Pursuant to the Transaction, holders of Golden Star Shares ("Golden Star Shareholders") will receive total consideration, payable in cash, of US$3.91 (equivalent to approximately C$4.85) per Golden Star Share (the "Consideration"), which equates to approximately US$470 million on a fully-diluted, in-the-money basis.
  The Consideration represents a 24.1% premium over the closing price of the Golden Star Shares on the NYSE American as at October 29, 2021, a 37.2% premium based on the volume-weighted average price of the Golden Star Shares on the NYSE American over the 20 trading days ending October 29, 2021 and a 51.5% premium based on the volume-weighted average price of the Golden Star Shares on the NYSE American over the 60 trading days ending October 29, 2021.
  The Board of Directors of Golden Star has unanimously approved the Transaction and is unanimously recommending that Golden Star Shareholders vote in favour of the Transaction.
  The Board of Directors of Golden Star has received an oral opinion from its financial advisor, Canaccord Genuity Corp. ("Canaccord Genuity"), that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out in such opinion, and such other matters as Canaccord Genuity considered relevant, the Consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Golden Star Shareholders.
  All directors and officers of Golden Star, as well as La Mancha Star Investments S.a.r.l., which collectively hold approximately 33.4% of the Golden Star Shares, have entered into voting support agreements with Chifeng pursuant to which they have agreed to, among other things, vote in favour of the shareholder resolution approving the Transaction.
  All directors and senior officers of Chifeng, as well as Chifeng's former Chairman, Mr. Zhao Meiguang, and his relatives and associates, who collectively hold approximately 25.1% of the currently issued and outstanding common shares and/or securities of Chifeng carrying a voting right in the capital of Chifeng ("Chifeng Shares"), have entered into voting support agreements with Golden Star pursuant to which they have agreed to vote in favour of the Chifeng shareholder resolution approving the Transaction (to the extent a Chifeng shareholder vote is required).
  Subject to the various approvals required, the Transaction is expected to close in January 2022.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"This offer, and the healthy premium being paid relative to recent trading levels, reflect the progress made in defining the future growth profile at Wassa as well as the repositioning of Golden Star with a streamlined corporate and financial structure. We believe that the transaction will benefit all of our stakeholders, with shareholders receiving an attractive premium in return for the future growth potential, and with Wassa forming part of Chifeng's larger portfolio of gold mines there will be a larger capital base to help deliver that growth. Chifeng has a proven track record as a responsible operator and is well positioned to build on the platform and reputation we have worked hard to establish. We look forward to working with Chifeng over the coming weeks to close this transaction and transition to the new team."

Lyu Xiaozhao, President of Chifeng, commented:

"We would like to thank the Board of Directors, and management team of Golden Star for supporting Chifeng with this important transaction. We are delighted to acquire Golden Star and its Wassa gold mine in Ghana which hosts a very significant gold resource endowment. Our team is very enthusiastic about working at Wassa and we are very confident in our ability to build on the solid foundations that Golden Star has established. We intend to invest significant financial and human capital into Wassa to realize the mines' full potential and in doing so expand our operating footprint into West Africa. Chifeng has an established track record as a safe and sustainable operator and is focused on creating value that will provide long-term benefits to all of our stakeholders including the people of Ghana."

Key Benefits to Golden Star Stakeholders

  Premium of 37.2% to the 20-day VWAP of the Golden Star Shares on the NYSE American.
  All-cash offer that is not subject to a financing condition.
  Strong deal certainty with voting support agreements entered into by:
    The directors and officers of Golden Star and La Mancha Star Investments S.a.r.l., Golden Star's largest shareholder, representing a total of approximately 33.4% of the Golden Star Shares; and
    The directors and senior officers of Chifeng (including for greater certainty, the current Chairman of Chifeng) and Chifeng's former Chairman, Mr. Zhao Meiguang, and his relatives and associates, representing a total of approximately 25.1% of the Chifeng Shares.
  Removes future dilution, commodity, expansion and execution risk.
  Places Wassa into a larger platform with the financial capability to accelerate investment in growth, to the benefit of all of our Ghanaian stakeholders.
  Chifeng has agreed to fully respect employment agreements and the terms and conditions of employment of all Golden Star employees. To that effect, within six months of the closing of the Transaction, Chifeng intends to complete a restructuring and has committed to make all severance payments due to such employees as part of such restructuring. Likewise, the current community engagement and CSR programmes around Wassa will continue to be a key focus for Chifeng.

Board of Directors' Recommendation

The Board of Directors of Golden Star has unanimously approved the Transaction and unanimously recommends that Golden Star Shareholders vote in favour of the Transaction at the Golden Star shareholder meeting (as defined below). The Board of Directors of Golden Star has received an oral fairness opinion from Canaccord Genuity which states that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out in such opinion, and such other matters as Canaccord Genuity considered relevant, the Consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Golden Star Shareholders.

In addition, the Board of Directors of Chifeng has unanimously approved the Transaction and unanimously recommends that Chifeng shareholders vote in favour of the Transaction at the interim meeting of shareholders of Chifeng, if required (the "Chifeng Shareholder Meeting").

Transaction Summary

The Transaction will be subject to the approval of 66⅔ per cent of the votes cast by Golden Star Shareholders at the special meeting of shareholders (the "Golden Star Shareholder Meeting"). The Golden Star Shareholder Meeting is expected to be held prior to the end of the year.

The Transaction may also be subject to the approval of 66⅔ per cent of the votes cast by shareholders of Chifeng at the Chifeng Shareholder Meeting. The Chifeng Shareholder Meeting, if applicable, is expected to be held prior to the end of the year.

Further details of the Transaction and the Arrangement Agreement will be set out in the management information circular that will be prepared and mailed to Golden Star Shareholders in connection with the Golden Star Shareholder Meeting. Additional information regarding the rationale for the recommendations made by the Board of Directors of Golden Star and how Golden Star Shareholders can participate in and vote at the Golden Star Shareholder Meeting will also be provided in the management information circular. Golden Star Shareholders are urged to read the management information circular and other relevant materials in their entirety when they become available.

As noted above, pursuant to the Transaction, each Golden Star Shareholder will receive the Consideration for each Golden Star Share held by such shareholder. In addition, as part of the Transaction and as further detailed in the Plan of Arrangement made in accordance with the Transaction, each deferred share unit and each performance share unit of Golden Star that is outstanding immediately prior to the effective time of the Transaction will be acquired for cancellation in consideration for a cash payment equal to the Consideration. Additionally, each in-the-money common share purchase option that is outstanding immediately prior to the effective time of the Transaction will be acquired for cancellation in consideration for a cash payment equal to the product obtained by multiplying (i) the amount by which the Consideration exceeds the exercise price by (ii) the number of Golden Star Shares underlying such in-the-money option. All amounts are subject to applicable withholding taxes.

Golden Star and Chifeng have provided representations and warranties customary for a transaction of this nature and Golden Star has provided customary interim period covenants regarding the operation of its business in the ordinary course. In addition, the Arrangement Agreement includes customary deal protection provisions. Golden Star has agreed not to solicit or initiate any discussion regarding any other business combination, subject to customary "fiduciary out" rights. Golden Star has also granted Chifeng a right to match any superior proposal and will pay a termination fee of US$14.1 million to Chifeng if the Arrangement Agreement is terminated in certain circumstances, including if Golden Star recommends or approves an acquisition proposal or enters into an agreement with respect to a superior proposal. Chifeng has also agreed to pay Golden Star a reverse termination fee of US$14.1 million in certain circumstances. Golden Star and Chifeng have also agreed to make an expense reimbursement payment of up to US$2 million to the other party if the Arrangement Agreement is terminated in certain other circumstances.

In addition to the approvals by the shareholders of each of Golden Star and Chifeng, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals, including obtaining an interim and final order approving the Transaction from the Ontario Superior Court of Justice (Commercial List) and approval by relevant authorities in Ghana and the People's Republic of China. The Transaction also includes other closing conditions that are customary in a transaction of this nature.

The Transaction is not subject to a financing condition. The Consideration will be funded from Chifeng's current cash balance and committed debt facilities. Chifeng and the Purchaser intend to introduce a third party as co-buyer to consummate the Transaction with the intention that the Purchaser acquires 62% of the Golden Star Shares on the Effective Date and the third party co-buyer acquires 38% of the Golden Star Shares on the effective date of the Transaction.

Subject to the conditions precedent being met, the Transaction is expected to close in January 2022.

In connection with and subject to closing the Transaction, Golden Star will apply to have its shares delisted from the TSX, the NYSE American and the GSE, and Golden Star will cease to be a reporting issuer under Canadian, Ghanaian and U.S. securities law.

Advisors

Golden Star has engaged Canaccord Genuity Corp. as its exclusive financial advisor as well as Fasken Martineau DuMoulin LLP and Davis Graham & Stubbs LLP as its respective Canadian and United States legal advisors. Canaccord Genuity Corp. provided a fairness opinion to Golden Star's Board of Directors. Chifeng has engaged Stifel Nicolaus Canada Inc. and First Asia Group Ltd. as its financial advisors as well as Goodmans LLP as its legal advisor.

Golden Star Profile

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Chifeng Profile

Chifeng is an international gold mining company listed on the Shanghai Stock Exchange with a market capitalization of US$4.3 billion. It operates five mining assets, including the world-class Sepon gold mine in Laos. In 2018, Chifeng acquired Sepon before undertaking significant capital expenditures to redevelop the gold processing facility in order to double its future gold production.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or the negative connotation thereof. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future.

Forward-looking statements may include but are not limited to, statements related to the Transaction, including statements with respect to the benefits of the Transaction to Golden Star's shareholders; the anticipated Golden Star Shareholder Meeting date; the timing for and receipt of all required regulatory, court, stock exchange and shareholder approvals and approvals to complete the Transaction; the ability of Golden Star and Chifeng to satisfy other conditions to, and to complete the Transaction; the anticipated timing for completion of the Transaction; the closing of the Transaction; the intention to seek a delisting of the shares of Golden Star from certain stock exchanges; the Company's ability to deliver on the future growth of the Wassa Mine; Chifeng's plans with respect to the Wassa Mine following the closing of the Transaction; Chifeng's plans with respect to Golden Star employees in Ghana; and expectations regarding the impact of the Transaction on Golden Star and Chifeng's financial and operating results, strategy and business, and on stakeholders in general.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the proposed Transaction, Golden Star has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, shareholder, court, stock exchange and relevant authority approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and involve known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, without limitation: risks associated with the Transaction and acquisitions generally; the Arrangement Agreement may be terminated in certain circumstances; there can be no certainty that all conditions precedent to the Transaction will be satisfied; Golden Star will incur costs even if the Transaction is not completed and may have to pay a termination fee or expense reimbursement if the Arrangement Agreement is terminated in certain circumstances; all necessary approvals may not be obtained; and uncertainty regarding the ability of the parties to complete and mail the management information circular to be prepared in connection with the Golden Star Shareholder Meeting and the ability to hold the Golden Star Shareholder Meeting within the time frame indicated. Additional risks, uncertainties and factors include, without limitation: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; developments in Ghana that may have an adverse impact on Golden Star and/or the Transaction; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; risks related to indebtedness and the service of such indebtedness; and general business, economic, competitive, political, health and social uncertainties.

Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event, except as may be required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 01-NOV-21